UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BYTE Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G1R25Q 105

(CUSIP Number)

Samuel Gloor

BYTE Acquisition Corp.

445 Park Avenue, 9th Floor

New York, NY 10022

(917) 969-9250

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G1R25Q 105

1	NAME OF REPORTING PERSONS Byte Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,622,314 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,622,314 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,622,314 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.8%(4)
14.	TYPE OF REPORTING PERSON PN

CUSIP No. G1R25Q 105

1	NAME OF REPORTING PERSONS Byte Holdings GP Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,622,314 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,622,314 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,622,314 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.8%(4)
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G1R25Q 105

1	NAME OF REPORTING PERSONS Vadim Komissarov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,622,314 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,622,314 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,622,314 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.8%(4)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G1R25Q 105

1	NAME OF REPORTING PERSONS Kobi Rozengarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,622,314 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,622,314 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,622,314 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.8%(4)
14.	TYPE OF REPORTING PERSON IN

(1)	The securities are held directly by Byte Holdings LP (the “Sponsor”). Byte Holdings GP Corp. is the general partner of the Sponsor, and Kobi Rozengarten and Vadim Komissarov are the sole directors of Byte Holdings GP Corp. and share voting and investment discretion with respect to the ordinary shares held of record by the Sponsor. Each Reporting Person disclaims beneficial ownership of the securities reported herein, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

(2)	The Sponsor owns (i) 8,592,313 Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), of BYTE Acquisition Corp. (“Issuer”), (ii) 1,030,000 Class A Shares included in 1,030,000 private placement units of the Issuer, and (iii) 1 Class A Share issuable upon the conversion of 1 Class B ordinary share, par value $0.0001 per share (“Class B Share”) of the Issuer.

(3)	Excludes 515,000 Class A Shares issuable upon the exercise of 515,000 private placement warrants of the Issuer included in the private placement units held by the Sponsor. Each warrant is exercisable to purchase one Class A Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-253618).

(4)	Based on 11,485,530 Class A Shares and 1 Class B Share outstanding as of August 14, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) supplements the information set forth in the Schedule 13D (the “Schedule 13D”) filed with the United States Securities and Exchange Commission (the “SEC”) on January 12, 2022, by Byte Holdings LP (the “Sponsor”), Byte Holdings GP Corp., Vadim Komissarov and Kobi Rozengarten (collectively, the “Reporting Persons”), relating to the Class A ordinary shares, par value $0.0001 per share (“Class A Shares”) of BYTE Acquisition Corp. (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Items 4 and 6 to the Schedule 13D are supplementally amended as follows, and Item 5 to the Schedule 13D is amended and restated as follows. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person, except as otherwise provided in Rule 13d-1(k).

ITEM 4.	PURPOSE OF TRANSACTION

Public Shares

As previously disclosed, pursuant to the merger agreement (“Merger Agreement”) dated as of June 27, 2023 between the Issuer, Airship AI Holdings, Inc. and the other parties thereto, the Issuer agreed to enter into non-redemption agreements with certain investors pursuant to which such investors will commit to hold or acquire, as applicable, and not to redeem an aggregate of $7 million of Class A Shares initially included as part of the units sold in the Issuer’s initial public offering (the “Public Shares”) in connection with the business combination contemplated by the Merger Agreement (the “Business Combination”).

On August 1, 2023, the Issuer and the Sponsor entered into a non-redemption agreement (“Non-Redemption Agreement”). Pursuant to the Non-Redemption Agreement, Sponsor agreed to acquire from shareholders of the Issuer $6 million in aggregate value of Public Shares, either in the open market or through privately negotiated transactions, at a price no higher than the redemption price per share payable to public shareholders who exercise redemption rights with respect to their Public Shares, prior to the closing date of the Business Combination, to waive its redemption rights and hold the Public Shares through the closing date of the Business Combination, and to abstain from voting and not vote the Public Shares in favor of or against the Business Combination. As consideration for the Non-Redemption Agreement, the Issuer agreed to pay the Sponsor $0.033 per Public Share per month, which will begin accruing on the date that is three days after the date of the Non-Redemption Agreement and terminate on the earlier of the closing date of the Business Combination, the termination of the Merger Agreement, or the Outside Closing Date (as defined in the Merger Agreement).

On August 21, 2023, pursuant to its obligations under the Non-Redemption Agreement, the Sponsor acquired an aggregate of 500,000 Public Shares in privately negotiated transactions at a price per share of $10.565, for an aggregate purchase price of $5,282,500.

Conversion of Class B Shares; Issuance of Class B Share

Effective as of March 27, 2023, pursuant to the terms of the Issuer’s Amended and Restated Memorandum and Articles of Association, the Sponsor elected to convert each outstanding Class B ordinary share, par value $0.0001 per share (“Class B Shares”) of the Issuer then held by it on a one-for-one basis into Class A Shares.

On June 26, 2023, the Issuer issued one Class B Share to the Sponsor for no consideration for administrative purposes. Pursuant to the Merger Agreement, immediately following shareholder approval of the Business Combination and related matters, Sponsor will surrender the Class B Share to the Issuer for no consideration.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a) The information set forth in the facing pages of this Amendment with respect to the beneficial ownership of the Reporting Persons is incorporated by reference into this Item 5. The aggregate number of Class A Shares owned by the Reporting Persons is 9,622,314 shares, which includes 1,030,000 Class A Shares included in 1,030,000 private placement units of the Issuer and 1 Class A Share issuable upon the conversion of 1 Class B Share. The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 83.8%. References to percentage ownership of Class A Shares in this Schedule 13D are based upon 11,485,530 Class A Shares and 1 Class B Share outstanding as of August 14, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

(b) The Reporting Persons have shared voting and dispositive power over the shares reported in this Schedule 13D.

(c) Except for the transactions described in Item 4 of this Amendment, the Reporting Persons have not engaged in any transaction during the past 60 days involving the ordinary shares of the Issuer.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the affiliates of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 of this Amendment is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
4	Non-Redemption Agreement, dated as of August 1, 2023, by and among BYTE Acquisition Corp., Byte Holdings LP, and Airship AI Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 2, 2023).
11*	Joint Filing Agreement by and among the Reporting Persons.

*	Previously Filed.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2023

BYTE HOLDINGS LP
By: Byte Holdings GP Corp., its general partner

By:	/s/ Vadim Komissarov
Name:	Vadim Komissarov
Title:	Director

Byte Holdings GP Corp.

By:	/s/ Vadim Komissarov
Name:	Vadim Komissarov
Title:	Director

Vadim Komissarov

By:	/s/ Vadim Komissarov
Name:	Vadim Komissarov

Kobi Rozengarten

By:	/s/ Kobi Rozengarten
Name:	Kobi Rozengarten